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                           July 7, 2020

       John J. Flynn
       Chief Executive Officer
       Open Lending Corporation
       Barton Oaks One
       901 S. MoPac Expressway, Bldg. 1, Suite 510
       Austin, TX

                                                        Re: Open Lending
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2020
                                                            File No. 333-239616

       Dear Mr. Flynn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance